Exhibit 99.2

Arris Resources Inc

(Formerly Bassett Ventures Inc.)

 Consolidated Financial Statements

(Stated in Canadian Dollars)

December 31, 2007

AUDITORS' REPORT	1688 – 152nd Avenue Suite 306
To the Shareholders of:	Surrey, BC
Arris Resources Inc. (formerly Bassett Ventures Inc.)	Canada V4A 4N2
Phone 604 538 1611 Fax 604 538 1633 Web www.ldmb.com

We have audited the consolidated balance sheets of Arris Resources Inc as at December 31, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the United States Public Company Accounting Oversight Board.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

COMMENTS BY AUDITOR ON CANADA – UNITED STATES OF AMERICA REPORTING DIFFERENCE

The standards of the United States Public Company Accounting Oversight Board require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the United States Public Company Accounting Oversight Board, our report to the shareholders is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

Chartered Accountants

Surrey, British Columbia

April 21, 2008

See accompanying notes to the financial statements

ARRIS RESOURCES INC.

(Formerly Bassett Ventures Inc.)

Consolidated Balance Sheets

December 31, 2007 and December 31, 2006

(Stated in Canadian Dollars)

	December 31, 2007	December 31, 2006
	$	$
ASSETS
Current assets
Cash and cash equivalents	764,583	558,158
Amounts receivable	2,104	2,906
	766,687	561,064

Oil and gas property (note 5)	150,000	-
Equipment (note 4)	5,653	7,473

	922,340	568,537

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	148,558	157,437

SHAREHOLDERS’ EQUITY
Share capital (note 7(a))	2,216,302	1,830,287
Contributed surplus	670,374	670,374
Deficit	(2,112,894)	(2,089,561)
	773,782	411,100

	922,340	568,537

Continuance of Operations (note 1)

Approved by the Board of Directors:
“Lucky Janda”	“Harpreet Janda”
Lucky Janda, Director	Harpreet Janda, Director

See accompanying notes to the financial statements

ARRIS RESOURCES INC.

(Formerly Bassett Ventures Inc.)

Consolidated Statements of Operations and Deficit

(Stated in Canadian Dollars)

	2007	2006	2005

	$	$	$
Expenses
Administrative	3,785	-
Advertising and promotion	520	1,000	399
Amortization	1,821	1,890	1,814
Bank charges	1,096	773	558
Foreign exchange loss	17,609	-	-
Management and consulting	-	55,000	95,803
Office	947	1,245	3,304
Professional fees	24,274	31,619	56,108
Rent	-	7,536	16,982
Travel	387	-	-
Trust and filing fees	19,502	11,455	17,737
Wages and benefits	29	8,068	11,461
Loss before other items:	(69,970)	(118,586)	(204,166)

Interest income	19,633	8,823	68
Settlement of debt	27,004	-	-
Net loss for the continuing operations	(23,333)	(109,763)	(204,098)
Net income (loss) from discontinued operations (Note 3)	-	-	975
Net loss for the year	(23,333)	(109,763)	(203,123)
Deficit, beginning of period	(2,089,561)	(1,979,798)	(1,776,675)
Deficit, end of period	(2,112,894)	(2,089,561)	(1,979,798)

Basic and diluted loss per common share (Note 7)	$ (0.01)	$ (0.06)	$ (0.24)

Weighted average number of common shares outstanding (Note 7)	4,188,847	1,843,368	843,369

See accompanying notes to the financial statements

ARRIS RESOURCES INC.

(Formerly Bassett Ventures Inc.)

Consolidated Statements of Cash Flows

(Stated in Canadian Dollars)

	For the year ending December 31
	2007	2006	2005
	$	$	$
Cash Provided by (Used for):
Operating Activities
Net loss for the period	(23,333)	(109,763)	(204,098)
Adjustment for items which do not involve cash:
Amortization	1,820	1,890	1,814
Settlement of Debt	(27,004)	-	-
Changes in non-cash working capital components:
Prepaid Expenses	-	-	967
Amounts receivable	802	6,032	(8,938)
Accounts payable and accrued liabilities	18,125	6,801	63,522
	(29,590)	(95,040)	(146,733)

Investing Activities
Purchase of Equipment	-	(2,841)	(4,294)
Oil and gas property	(150,000)	-	-
	(150,000)	(2,841)	(4,294)

Financing Activities
Demand Loan	-	(16,500)	16,500
Common shares issued for cash, net of issue costs	386,015	655,376	150,000
	386,015	638,876	166,500

Net Increase (decrease) in cash and cash equivalents from continued operations	206,425	540,995	15,473
Decrease in cash and cash equivalents from discontinued operations	-	-	(14,129)
Increase (decrease) in cash and cash equivalents	206,425	540,995	1,344
Cash and cash equivalents from continued operations, beginning of the year	558,158	17,163	1,690
Cash and cash equivalents from discontinued operations, beginning of the year	-	-	14,129
Cash and cash equivalents beginning of the year	558,158	17,163	15,819

Cash and cash equivalents, end of period	764,583	558,158	17,163
Supplemental Information:
Interest received	19,633	8,823	68

See accompanying notes to the financial statements

ARRIS RESOURCES INC.

(Formerly Bassett Ventures Inc.)

Notes to Consolidated Financial Statements

(Stated in Canadian dollars)

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated in the province of British Columbia, Canada and currently holds an interest in an oil and gas project in Alberta, Canada. The Consolidated Financial Statements include the accounts of Arris Resources Inc. and its wholly-owned inactive subsidiaries, Arris Oil & Gas Inc. and Arris Minerals Inc. Through its former wholly owned subsidiary, AssistGlobal Inc. (“AGI”), was engaged in the business of developing, selling, hosting and supporting project and facility management software. In June 2005, AGI was distributed to shareholders of AGI upon the redemption of their company shares.

The financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assume that the Company will realize its assets and liabilities in the normal course of business. Realization values may be substantially different from carrying values as shown in these financial statements should the Company be unable to continue as a going concern.

On June 13, 2007, the Company changed its name from Bassett Ventures Inc. to Arris Resources Inc.

As at December 31, 2007, the Company has a working capital of $618,129 (2006 – $403,627) and has accumulated operating deficit of $2,112,894 (2006 –2,089,561) The Company’s ability to meet its obligations and maintain operations is contingent upon the Company’s ability to receive continued financial support, complete equity financing or generate profitable operations in the future.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. As described in note 10, these principles differ in certain respects from principles and practices generally accepted in United States (“US”). Summarized below are those policies considered particularly significant to the company.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period. Actual results could differ from those estimates.

Financial Instruments

Financial instruments consist primarily of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from theses financial instruments. There are no significant differences between the carrying value of the financial instruments and their estimated fair values.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash and short term notes and bank deposits with an original maturity of one year or less.

Equipment

Office furniture and computer equipment are recorded and amortized over their estimated useful economic lives using the declining balance method at annual rates of 20% and 30% respectively. Leasehold improvements are amortized on a straight-line basis over six years.

ARRIS RESOURCES INC.

(Formerly Bassett Ventures Inc.)

Notes to Consolidated Financial Statements

(Stated in Canadian dollars)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Oil and Gas Properties

Oil and natural gas properties are accounted for using the successful efforts method of accounting. Geological and geophysical costs are expensed in the period in which they are incurred and costs of drilling an unsuccessful well are expensed when it becomes known the well did not result in a discovery of proven reserves or where one year has elapsed since the completion of drilling and efforts to establish proved reserves are not practical. All other costs of exploring and developing proven reserves are capitalized as oil and gas properties.

Oil and gas properties are depleted using the unit-of-production method. Unit-of-production rates are based on proven developed reserves, which are reserves estimated to be recovered from existing facilities using current operating methods. Unproved properties are not subject to depletion.

Oil and gas properties are assessed, at least annually, for impairment to ensure that the carrying value of the property on the balance sheet is recoverable. If a property's carrying value exceeds the sum of undiscounted future cash flows resulting from its use and eventual disposition, its value is impaired. An impairment loss is recognized for the amount by which the carrying value exceeds its recoverable amount. This loss is charged to depletion expense.

Asset Retirement Obligation

The fair value of a liability for an asset retirement obligation is recognized on an undisclosed cash flow basis when a reasonable estimate of the fair value of the obligation can be made. The asset retirement obligation is recorded as a liability with a corresponding increases to the carrying amount of the related long –lived asset. Subsequently, the asset retirement cost is allocated to expense using a systematic and rational method and is adjusted to reflect period to period changes in the liability resulting from the passage of time and from revisions to either expected payment dates or the amounts comprising the original estimate of the obligation. As at December 31, 2007, the company does not have any asset retirement obligations.

Stock - Based Compensation

The company accounts for stock based compensation using a fair value based method. Under this method, stock-based compensation is recorded as an expense over the expected life of the option, with a corresponding increase in contributed surplus. Stock-based compensation expense is based on the estimated fair value of the related stock option at the time of the grant using the Black-Scholes option model. When stock options are exercised, the consideration paid to the Company along with amounts previously credited to contribute surplus is credited to share capital. Forfeitures are accounted for as they occur and result in a reduction of compensation expense if the options have not vested.

Future Income Taxes

The company accounts for potential future net tax assets which are attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and which are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized. Such an allowance has been applied to all potential income tax assets of the company.

Retirement of Long – Live Assets

Long lived assets are assessed for impairment when events and circumstances warrant, when the carrying amounts of the assets exceeds its estimated undiscounted net cash flow from use or its fair value, at which time the impairment is charged to earnings.

Loss per share

Loss per share has been calculated using the weighted average number of common shares outstanding during each year. Diluted loss per share is not presented as it is anti – dilutive to the loss per share figures.

ARRIS RESOURCES INC.

(Formerly Bassett Ventures Inc.)

Notes to Consolidated Financial Statements

(Stated in Canadian dollars)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Changes in Accounting Policies

Effective January 1, 2007 the Company adopted the new recommendations from the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855, Financial Instruments - Recognition and Measurement; Section 1530, Comprehensive Income; Section 3861, Financial Instruments - Disclosure and Presentation; Section 3251, Equity and Section 3865, Hedges. The adoption of these new financial instruments standards resulted in changes in the accounting for financial instruments as well as the recognition of certain transitional adjustments that have been recorded in opening accumulated other comprehensive income as described below. The components of equity and changes thereto have been disclosed. The standards are applied retroactively with prospective presentation except for adjustments relating to cumulative translation adjustments to account for foreign self-sustaining subsidiaries which are applied and presented retroactively. The principal changes in the accounting for financial instruments due to the adoption of these accounting standards are described below.

(a) CICA 1530 - Comprehensive Income and equity

Section 1530 of the CICA Handbook introduced a new requirement effective for fiscal years beginning on or after October 1, 2006 to temporarily present gains and losses from changes in fair value outside net income. Comprehensive income is described as the change in a company's net assets that results from transactions, events and circumstances related to sources other than the company's shareholders. The CICA also made changes to section 3250 of the CICA Handbook, Surplus, and reissued it as section 3251, Equity. The section is effective for fiscal years beginning on or after October 1, 2006. The Company has adopted this policy effective January 1, 2007, but the results of both comprehensive income and accumulated comprehensive income are not material to the financial statements and therefore no additional disclosure has been included.

(b) CICA 3855 - Financial assets and financial liabilities

Under Section 3855, financial assets and financial liabilities are initially recognized at fair value and are subsequently measured based on their classification as described below. The classification depends on the purpose for which the financial instruments were acquired and their characteristics. The classification generally cannot be changed subsequent to the designation at the initial recognition of the instruments.

Held for trading

Financial assets that are purchased and held with the intention of generating profits in the near term are classified as held for trading. These instruments are accounted for at fair value with the change in fair value recognized in net earnings during the period. Cash and cash equivalents were classified as held for trading, as these instruments are highly liquid, are readily convertible to known amounts of cash, and are so near maturity that there is no significant risk of changes in value due to rate changes.

Loans and receivables

Accounts receivable and accrued revenues are designated as "loans and receivables".

Other Liabilities

Accounts payable and long-term debt are designated as "other liabilities".

Held-to-maturity

Securities that have a fixed maturity date and which the Company has a positive intention and the ability to hold to maturity are classified as held-to-maturity and accounted for at amortized cost using the effective interest rate method. No investments were classified as held-to-maturity on January 1, 2007.

Available-for-sale

Financial assets designated to be available-for-sale or not designated as one of the above categories are classified as available-for-sale. These assets are accounted for at fair value, with changes in fair value recognized in other comprehensive income. When a decline in fair value is determined to be other-than-temporary, the cumulative loss included in accumulated other comprehensive income is removed and recognized in net earnings. Gains and losses realized on disposal of available-for-sale securities are recognized in net earnings. No investments were classified as available-for-sale on January 1, 2007.

(c) CICA 3861 - Financial Instruments

All derivative instruments, including embedded derivatives, are recorded on the balance sheet at fair value unless they qualify for the normal sale and purchase exception. All changes in fair value are included in earnings unless cash flow hedge or net investment accounting is used, in which case changes in fair value are recorded in other comprehensive income, to the extent the hedge is effective, and in earnings, to the extent it is ineffective.

ARRIS RESOURCES INC.

(Formerly Bassett Ventures Inc.)

Notes to Consolidated Financial Statements

(Stated in Canadian dollars)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements issued and not yet adopted. The following accounting standards will apply to fiscal periods commencing on or after October 1, 2007:

Section 1535, "Capital Disclosures". This section establishes standards for disclosing information about an entity's objectives, policies and processes for how it manages its capital. A company must also disclose qualitative data about what the entity regards as capital; and whether the company has complied with any capital requirements and if not, the consequences of such non-compliance. The Company will adopt this new standard effective January 1, 2008.

Section 3862, "Financial Instruments - Disclosures". This section describes the required disclosures to evaluate the significance of financial instruments for the entity's financial position and performance as well as the nature and extent of risks arising from both recognized and unrecognized financial instruments to which the entity is exposed and how the entity manages those risks. The Company will adopt this new standard effective January 1, 2008.

Section 3863, "Financial Instruments - Presentation". This section establishes standards for presentation of financial instruments and non-financial derivatives. It details the presentation of the standards described in Section 3861, "Financial Instruments - Disclosures and Presentation". The Company will adopt this new standard effective January 1, 2008.

The CICA plans to converge Canadian GAAP with International Financial Reporting Standards ("IFRS") over a transition period expected to end in 2011. The impact of the transition to IFRS on the Company's financial statements is not yet determinable.

3.

DISCONTINUED OPERATIONS

On July 6, 2003, the Company acquired all the issued and outstanding common shares of AGI in exchange for 10,350,000 common shares of the Company and accounted for the transactions as a reverse takeover.

Due to unsuccessful efforts of the Company to secure financing for AGI’s operations, the board of directors of each of the Company and AGI determined that it was in the best interests of both companies that the Company divest itself all of its interest in AGI to the former principal shareholders.

As a result, during the comparative year, the Company distributed its shares of AGI to certain officers and employees of AGI who surrendered 1,688,992 shares of the Company. These surrendered shares were cancelled and returned to treasury. As part of the transaction, the Company forgave $279,230 of intercorprate debt owed by AGI to the company and transferred its ownership of AssistGlobal (USA) Inc. to AGI.

	2007	2006	2005
	$	$	$
Revenue	-	-	412,133
Direct Cost	-	-	265,587
Gross Margin	-	-	146,546

Expenses
Amortization	-	-	7,007
General & Administrative	-	-	134,681
Interest	-	-	3,883
	-	-	145,571
Net income (loss) from discontinued operations (Note 3)	$ -	$ -	$ 975

ARRIS RESOURCES INC.

(Formerly Bassett Ventures Inc.)

Notes to Consolidated Financial Statements

(Stated in Canadian dollars)

3.

DISCONTINUED OPERATIONS (continued)

Asset and liabilities of discontinued operations reflected in the balance sheet at December 31, 2004 were comprised of:

Assets
Current
Amounts receivable	$ 197,819
Prepaid expenses	$ 43,454
$ 241,273
Property and equipment	$ 65,967
Intangible assets	1
$ 307,241
Liabilities
Current
Accounts payable and accrued liabilities	$ 163,516
Demand loan	100,000
Unearned Revenue	72,762
Capital lease obligations, current	19,133
355,411
Capital Lease obligations	5,652
Promissory notes payable	50,000
$ 411,063

4. EQUIPMENT

			December 31, 2007	December 31 2006
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
	$	$	$	$

Furniture and fixtures	3,414	1,109	2,305	2,752
Computer equipment	5,954	4,183	1,771	2,829
Leasehold improvements	2,522	945	1,577	1,892

	11,890	6,237	5,653	7,473

5.   OIL AND GAS PROPERTY

Alexander, Alberta:

In February, 2007 the Company entered into a purchase and sale agreement (the “Agreement”) with Arctos Petroleum Corp. (“Arctos”) whereby Arctos agreed to sell to the Company an interest in the Alexander Area, Alberta property in consideration for a purchase price of $150,000 plus GST.

Arris holds a 30% working interest in 64 gross Ha (19.2 Net Ha) of onshore P&NG rights in Alexander, Alberta. The property includes a producing Ellerslie/Wabamun oil well at 6-7-57-1W5 and a 40% interest in an oil battery at 3-7-57-1W5. Arris Resources is in a non-participation penalty position on both the well and battery and does not currently receive production or fee revenues from these assets.

ARRIS RESOURCES INC.

(Formerly Bassett Ventures Inc.)

Notes to Consolidated Financial Statements

(Stated in Canadian dollars)

5.   OIL AND GAS PROPERTY (continued)

An additional 960 gross Ha of non-producing land in this Area expired in 2007. Arris Resources held an average 40% working interest in the expired lands.

6.  RELATED PARTY TRANSACTIONS

December 31,	2007	2006
Management and consulting fee paid to officers and directors of the Company and/or companies controlled by them	$ -	$ 25,000
Amounts included in accounts payable due to companies controlled by/or with common directors of the company	$ -	$ 107,535

All transactions with related parties have occurred in the normal course of operation and are measured at their fair value as determined by management.

7.

SHARE CAPITAL

a)       Authorized share capital consists of unlimited common shares without par value

Issued:

	2007		2006		2005
	Number of Shares	$	Number of Shares	$	Number of Shares	$
Balance, beginning of year	9,216,843	1,830,287	4,216,843	1,1174,911	17,623,343	1,132,603
Stock options exercised					-	-
Exercise of warrants	1,000,000	132,420				-
Private placement	5,250,000	254,604 (2)	5,000,000 (1)	655,376	1,500,000	150.000
Services					-	-
Share Capital Consolidation	(8,173,475) (3)				(13,217,508)	-
Share returned to treasury (note 3)					(1,688,992)	(107,692)
Share Subscription Receivables	-	(1,009)	-	-	-	-
Balance, end of year	7,293,368	2,216,302	9,216,843	1,830,287	4,216,843	1,174,911

`

(1) Net of share issue costs of $3,091

(2) Net of share issue costs of $22,441

(3) On July 11, 2007, the Company consolidated its share capital on a 5:1 basis.  The loss per share at December 31, 2006 and 2005 has been adjusted to reflect this change.

b)     Stock Options

The Corporation has an incentive stock option plan authorizing the Company to issue incentive stock options to directors, officers, employees and consultants of the Company.  No specific vesting terms are required.  The option price shall be no less than the fair market value of the Company’s shares on the date of the grant.

ARRIS RESOURCES INC.

(Formerly Bassett Ventures Inc.)

Notes to Consolidated Financial Statements

(Stated in Canadian dollars)

7.

SHARE CAPITAL (continued)

The following is a summary of the changes in the Company’s outstanding stock options for 2007, 2006, and 2005.

	2007		2006		2005
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
		$		$		$
Balance at the beginning of year	402,333.96		414,000	1.12	2,606,000.29
Granted	-	-	-	-	-	-
Exercised	-	-	-	-	-	-
Expired/Cancelled/ Consolidated	(402,333)	.96	(11,667)	1.31	(2,192,000)	-
Outstanding at the end of fiscal year.	-	-	402,333.96		414,000	1.12

As at December 31, 2007 there were no options outstanding.

c)

Warrants

The following is a summary of Company’s outstanding warrants as of December 31, 2007.

	Number of Shares	Weighted Average Exercise Price
		$
Balance at December 31, 2005	-	-
Granted	5,000,000	0.16
Balance at December 31, 2006	5,000,000	0.16 (1)
Exercised	(1,000,000)	0.16 (1)
Consolidated	(3,200,000)	0.68 (1)
Granted	5,250,000	0.07
Balance at December 31, 2007 (2)	6,050,000	0.15

(1)

Adjusted for the 5:1 share consolidation on July 11, 2007.

(2)

At December 31, 2007 the weighted average remaining life of warrants outstanding is 1.42 years.

8. COMPARATIVE FIGURES

Certain of the prior years’ figures have been reclassified to conform with the current year’s financial statement presentation.

ARRIS RESOURCES INC.

(Formerly Bassett Ventures Inc.)

Notes to Consolidated Financial Statements

(Stated in Canadian dollars)

9. INCOME TAXES

A reconciliation of income taxes at statutory rates is as follows:

	2007	2006
	$	$
Net loss for the year	(23,333)	(109,763)

Expected income tax recovery	(6,066)	(37,451)
Net adjustment for amortization, deductibles, and non-deductible amounts	1,364	(234)
Unrecognized benefit of current non-capital loss	7,430	37,685
Total income taxes	-	-

The Significant components of the Company’s future income tax assets are as follows:

	2007	2006
	$	$
Future Income tax assets:
Equipment tax pool in excess of carrying value	1,973	1,969
Non-capital loss carry forwards	197,046	248,834
	199,019	250,803
Valuation allowance	(199,019)	(250,803)
Net future tax assets	-	-

The Company has non-capital losses of approximately $758,000 (2006 – $769,000) which are available to reduce future taxable income in Canada and which expire between 2010 and 2027. Subject to certain restrictions the Company also has equipment and resource expenditures of approximately $163,243 (2006 – $13,000) available to reduce taxable income in future years. The Company has not recognized any future benefits for these amounts, as it not considered likely that they will be utilized.

10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES  (GAAP)

The Company’s consolidated financial statements have been prepared in accordance to Canadian GAAP, which differ in certain respects from U.S. GAAP. The Company’s net loss reported under Canadian GAAP is consistent with the net loss and comprehensive income that would be reported under U.S. GAAP.

ARRIS RESOURCES INC.

(Formerly Bassett Ventures Inc.)

Notes to Consolidated Financial Statements

(Stated in Canadian dollars)

11.  SUBSEQUENT EVENTS

On April 8, 2008 the Company announced that Mr. Lucky Janda joined the Company as a Director and President.  Mr. Janda replaced Deepen Ram as Director, who has resigned from the Board for personal reasons, and also replaced Curt Huber as President of the Company.  Mr. Huber continues to serve as a Director of the Company.

Mr. Janda is a local businessman with over 20 years experience in public companies and real estate development.  Previously, he held numerous board positions with public companies as a Director and/or Senior Officer.  Mr. Janda holds a bachelor of Economics from the University of British Columbia and holds several positions with community charitable organizations.